HINDALCO
ADITYA BIRLA GROUP

RECEIVED
2005 NOV 16 P 12:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AM:PVK:897:2005

Date: 10th November, 2005

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finar[redacted]
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

05012622

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Notice to the Stock Exchange pursuant to the terms of the Listing Agreements.

Please refer to our Letters dated 20th September, 2005 and 28th October, 2005, on the subject matter.

In this connection, we would like to inform you that a Meeting of the Committee of Directors of the Company will be held on **Saturday, the 12th November, 2005**, to fix the price of the proposed Rights issue.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

PROCESSED
NOV 18 2005
THOMSON
FINANCIAL